UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number: 811-22027				Date examination completed: August 10, 2015
2. State identification Number: N/A
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: FundVantage Trust
4. Address of principal executive office (number, street, city, state, zip code): 301 Bellevue Parkway, Wilmington, DE 19809

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.                 All items must be completed by the investment company.

2.                 Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.                 Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (04-09)

Report of Independent Registered Public Accounting Firm

To the Board of Trustees

of FundVantage Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the Cutwater Investment Grade Bond Fund of FundVantage Trust (the “Fund”) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the “Act”) as of April 30, 2015.  Management is responsible for the Fund’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.  Included among our procedures were the following tests performed as of April 30, 2015, and with respect to agreement of security purchases and sales, for the period from March 31, 2015 (the date of the last examination), through April 30, 2015:

•                  Confirmation of all securities maintained by Bank of New York Mellon (“Custodian”);

•                  Confirmation of all securities held by institutions in book entry form by the Depository Trust Company, Federal Reserve Bank of New York, EuroClear, and transfer agents (“Depositories”), which include but are not limited to securities held by the Fund;

•                  Confirmation of all securities out for transfer with brokers or alternative procedures, if any;

•                  Reconciliation of all such securities to the books and records of the Fund and the Custodian;

•                  Reconciliation of all such securities between the records of the Custodian and Depositories;

•                  Agreement of one security purchase and one security sale or maturity since our last report from the books and records of the Fund to broker confirmations, or Custodian bank statements when broker confirmations were not received.

We believe that our examination provides a reasonable basis for our opinion.  Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

In our opinion, management’s assertion that the Fund complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of April 30, 2015, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of FundVantage Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
August 10, 2015

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

August 10, 2015

We, as members of management of Cutwater Investment Grade Bond Fund (the “Fund”) of FundVantage Trust, are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940 (the “Act”).  We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.  We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of April 30, 2015 and from March 31, 2015 through April 30, 2015.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of April 30, 2015, and from March 31, 2015 through April 30, 2015, with respect to securities reflected in the investment account of the Fund.

Sincerely,

FundVantage Trust

/s/ Joel L. Weiss
Joel L. Weiss
President and Chief Executive Officer

/s/ James G. Shaw
James G. Shaw
Treasurer and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Trustees

of FundVantage Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the Cutwater Investment Grade Bond Fund of FundVantage Trust (the “Fund”) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the “Act”) as of March 31, 2015.  Management is responsible for the Fund’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.  Included among our procedures were the following tests performed as of March 31, 2015 and with respect to agreement of security purchases and sales, for the period from the date the Fund became subject to the above requirements through March 31, 2015:

•                  Confirmation of all securities maintained by Bank of New York Mellon (“Custodian”), without prior notice to management;

•                  Confirmation of all securities held by institutions in book entry form by the Depository Trust Company, Federal Reserve Bank of New York, EuroClear, and transfer agents (“Depositories”), which include but are not limited to securities held by the Fund;

•                  Confirmation of all securities out for transfer with brokers or alternative procedures, if any;

•                  Reconciliation of all such securities to the books and records of the Fund and the Custodian;

•                  Reconciliation of all such securities between the records of the Custodian and Depositories;

•                  Agreement of one security purchase and one security sale or maturity since the date the Fund became subject to the above requirements from the books and records of the Fund to broker confirmations, or Custodian bank statements when broker confirmations were not received.

We believe that our examination provides a reasonable basis for our opinion.  Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

In our opinion, management’s assertion that the Fund complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of March 31, 2015, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of FundVantage Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Ernst & Young LLP
Philadelphia, Pennsylvania
August 10, 2015

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

August 10, 2015

We, as members of management of Cutwater Investment Grade Bond Fund (the “Fund”) of FundVantage Trust, are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940 (the “Act”).  We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.  We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of March 31, 2015, and from the date the Fund became subject to such requirements through March 31, 2015.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of March 31, 2015, and from the date the Fund became subject to such requirements through March 31, 2015, with respect to securities reflected in the investment account of the Fund.

Sincerely,

FundVantage Trust

/s/ Joel L. Weiss
Joel L. Weiss
President and Chief Executive Officer

/s/ James G. Shaw
James G. Shaw
Treasurer and Chief Financial Officer